Exhibit 99.b(1)

Execution Version

CONFIDENTIAL

LIMITED GUARANTEE

This LIMITED GUARANTEE, dated as of August 12, 2025 (this “Limited Guarantee”), is made on a several basis by the funds listed on Schedule A attached hereto (each, a “Guarantor” and collectively, the “Guarantors”), in favor of Sapiens International N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Guaranteed Party”).

1. Guarantee. To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof, by and among the Guaranteed Party, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub” and together with Bidco and Parent, the “Parent Parties”), pursuant to which Merger Sub will, subject to the terms and conditions thereof, merge with and into the Guaranteed Party (the “Merger”), with the Guaranteed Party being the surviving company, and by virtue of the Merger, the Guaranteed Party will become a wholly owned Subsidiary of Parent, each Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees, severally (and not jointly or jointly and severally), to the Guaranteed Party the due, punctual and complete payment of the percentage set forth opposite such Guarantor’s name on Schedule A hereto (such Guarantor’s “Pro Rata Share”) of the payment obligations payable by Parent to the Guaranteed Party under Section 6.10(h), Section 8.3(c) and Section 8.3(e) of the Merger Agreement, if, as and when, and then only to the extent, those obligations become payable under the Merger Agreement (the “Guaranteed Obligations”); provided, that, notwithstanding the foregoing, (a) in no event shall the aggregate liability of the Guarantors hereunder exceed $172,428,187.00 (the “Aggregate Cap”), (b) in no event shall the liability of any Guarantor hereunder exceed such Guarantor’s Pro Rata Share of the Aggregate Cap (such Guarantor’s “Individual Cap” and together with the Aggregate Cap, the “Caps”), and (c) this Limited Guarantee may not be enforced against the Guarantors without giving effect to the Caps (and to the provisions of Sections 9 and 10 hereof). This Limited Guarantee may be enforced only for the payment of money by the Guarantors up to the Aggregate Cap (and, in the case of each Guarantor, up to such Guarantor’s Individual Cap). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement.

If Parent fails to discharge any of the Guaranteed Obligations when due in accordance with the Merger Agreement (but not until any such failure), upon the Guaranteed Party’s demand hereunder in writing, each Guarantor’s liability to the Guaranteed Party hereunder in respect of such Guarantor’s Pro Rata Share of the Guaranteed Obligations (not to exceed such Guarantor’s Individual Cap) shall become due and payable, and the Guaranteed Party may at any time and from time to time, in the Guaranteed Party’s sole discretion, and so long as Parent has failed to discharge the Guaranteed Obligations, take any and all actions available hereunder to collect the Guarantors’ liabilities hereunder in respect of the Guaranteed Obligations, subject to the Caps; provided, that any such actions shall be taken against all of the Guarantors (subject to the Caps).

In furtherance of the foregoing, if Parent fails to discharge any portion of the Guaranteed Obligations when due in accordance with the Merger Agreement (but not until any such failure), each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against such Guarantor for such Guarantor’s Pro Rata Share of the Guaranteed Obligations (not to exceed such Guarantor’s Individual Cap), regardless of whether any such action is brought against Parent or whether Parent is joined in any such action or actions. The Guaranteed Party shall not be required to proceed against Parent first before proceeding against a Guarantor, and any failure by the Guaranteed Party to pursue such rights and remedies it may have against Parent or to collect any payments from Parent or, subject to the other terms and conditions of this Limited Guarantee, any other Person shall not relieve the Guarantors of any liability hereunder.

2. Nature of Guarantee. Each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment, waiver of or any consent to depart from the Merger Agreement that may be agreed to in writing by Parent in accordance with the terms of the Merger Agreement. Without limiting the foregoing, the Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. Except as set forth in Section 8, in the event that any payment hereunder is rescinded or must otherwise be, and is, returned to such Guarantor for any reason whatsoever, each Guarantor shall remain liable hereunder as if such payment had not been made. This Limited Guarantee is an absolute, unconditional and irrevocable guarantee of payment and not of collection.

3. Changes in Obligations, Certain Waivers. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of such Guarantor, extend the time of payment of any of the Guaranteed Obligations, and may also enter into any agreement with Parent for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee, but in any case subject to Section 8. Unless terminated pursuant to Section 8, the liability of this Limited Guarantee shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor agrees that the obligations of such Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (a) subject to clause (c) of Section 8, the failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent or such Guarantor; (b) any change in the time, place or manner of payment of any of the Guaranteed Obligations, or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or the Equity Commitment Letter, in each case, made in accordance with the terms thereof; (c) any change in the legal existence, structure or ownership of Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the Merger or the other Transactions; (d) any voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, assignment for the benefit of creditors, insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the Merger or the other Transactions; (e) the addition, substitution, discharge or release of any Person (x) now or hereinafter liable with respect to the Guaranteed Obligations or (y) under the Merger Agreement (other than a discharge or release of such Guarantor with respect to its Guaranteed Obligations as a result of payment in full of the Guaranteed Obligations or termination of this Limited Guarantee, in each case, in accordance with the terms hereunder), (f) except as expressly provided herein, the existence of any claim, set-off or other right which each Guarantor may have at any time against Parent or the Guaranteed Party in connection with the Guaranteed Obligations, (g) the value, genuineness, validity, regularity, illegality or enforceability of the Equity Commitment Letter, (h) any default by any Parent Party under the Merger Agreement or (i) the adequacy of any means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations. To the fullest extent permitted by Law, each Guarantor expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor irrevocably and expressly waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and all other notices of any kind (other than notices to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium or other similar applicable Law now or hereafter in effect or any right to require the marshaling of assets of Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

Each Guarantor hereby unconditionally waives any rights or defenses that it may now have or hereafter acquire against any Parent Party that arise from the existence, payment, performance, or enforcement of such Guarantor’s obligations under or in respect of this Limited Guarantee, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Parent, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, and such Guarantor shall not exercise any such rights in each case unless and until the Guaranteed Obligations (which shall be subject to the Caps) shall have been indefeasibly paid in full. If any amount shall be paid to the Guarantors in violation of the immediately preceding sentence at any time prior to the payment in full of the Guaranteed Obligations (which shall be subject to the Caps), such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of such Guarantor and shall forthwith be promptly paid or delivered to the Guaranteed Party in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to payment of the Guaranteed Obligations until they are paid in full (subject to the Caps).

Notwithstanding anything to the contrary contained in this Limited Guarantee or otherwise, the Guaranteed Party hereby agrees that, in addition to any defenses of the Guarantors on the basis of a breach of this Limited Guarantee, the Guarantors shall have all defenses to the payment of their obligations under this Limited Guarantee (which in any event shall be subject to the Caps) that would be available to Parent or any assignee in respect of the Merger Agreement with respect to the Guaranteed Obligations (other than (i) any defense, claims, set-off, deduction or release based on the lack of authority of Parent or (ii) any defense based on any insolvency, the bankruptcy, reorganization, restructuring or similar proceeding involving Parent or Merger Sub).

In respect of any Guarantor subject to the law of Guernsey, such Guarantor irrevocably and unconditionally abandons and waives any right which it may have at any time under the existing or future laws of Guernsey: (a) whether by virtue of the droit de division or otherwise, to require that its liability under this Limited Guarantee be divided or apportioned with any other person or reduced in any manner whatsoever; and (b) whether by virtue of the droit de discussion or otherwise, to require that recourse be had to the assets of the Parent or any other person before any claim is enforced against the Guarantor in relation to this Limited Guarantee.

4. Representations and Warranties of the Guarantors. Each Guarantor hereby represents and warrants that:

(a) it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b) it has all requisite limited partnership power and authority to execute, deliver and perform this Limited Guarantee and the execution, delivery and performance of this Limited Guarantee and its obligations hereunder have been duly authorized by all necessary action and do not (i) contravene any provision of the Guarantor’s partnership agreement, (ii) violate any applicable Law, or (iii) result in any violation of, or default under any contractual restriction to which it is party;

(c) all consents, approvals or authorizations of, and all filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with in all material respects by such Guarantor, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee by such Guarantor;

(d) assuming due execution and delivery of the Merger Agreement by all parties thereto and of this Limited Guarantee by the Guaranteed Party, this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(e) such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee (subject to the Individual Cap applicable to such Guarantor), and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee (subject to the Individual Cap applicable to such Guarantor) shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

5. Representations and Warranties of the Guaranteed Party. The Guaranteed Party hereby represents and warrants that:

(a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b) it has all requisite corporate or other power and authority to execute, deliver and perform this Limited Guarantee, and the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not (i) contravene any provision of the Guaranteed Party’s memorandum and articles of association or incorporation (as applicable), (ii) violate any applicable Law, decree, order, judgment, or (iii) result in any violation of, or default under any contractual restriction applicable to or binding on the Guaranteed Party or its assets;

(c) all consents, approvals or authorizations of, and all filings with and notifications, to any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guarantee by the Guaranteed Party have been obtained or made and all conditions thereof have been duly complied with in all material respects by the Guaranteed Party, and no other action by, and no notice to or filing with, any Governmental Entity is required in connection with the execution, delivery or performance of this Limited Guarantee by the Guaranteed Party; and

(d) assuming due execution and delivery of the Merger Agreement by all parties thereto (other than the Guaranteed Party and any of its Affiliates party thereto) and of this Limited Guarantee by the Guarantor, this Limited Guarantee constitutes a legal, valid and binding obligation of the Guaranteed Party enforceable against the Guaranteed Party in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, restructuring, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

6. No Assignment. None of the Guarantors nor the Guaranteed Party may assign, transfer or delegate its respective rights, interests or obligations under or in connection with this Limited Guarantee, in whole or in part, to any other Person (whether by operation of Law or otherwise) without the prior written consent of the Guaranteed Party (in the case of an assignment, transfer or delegation by any Guarantor) or the Guarantors (in the case of an assignment, transfer or delegation by the Guaranteed Party) and any purported assignment, transfer or delegation without such consent shall be null and void; provided, however, that each Guarantor may assign, transfer or delegate all or part of its rights, interests and obligations hereunder, without the prior written consent of the Guaranteed Party, to any other Person to which it has allocated all or any portion of its investment commitment to Parent so long as such assignment, transfer or delegation occurs in accordance with the same limitations as set forth in Section 12 of the Equity Commitment Letter; provided, further, that no such assignment, transfer or delegation shall relieve such Guarantor (or other assigning Person) of its obligations hereunder as a primary obligor. Any purported assignment or delegation in breach of this Section 6 shall be null and void.

7. Notices. All notices, requests, claims, demands and other communications under this Limited Guarantee will be in writing (including email, so long as a receipt of such email is requested and received and no “bounceback” or notice of non-delivery is received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Guarantors, to:

c/o Advent International, L.P.

800 Boylston Street

Boston, MA 02199

Attn: Advent Legal

[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Willard S. Boothby, P.C.; Michael Chung

E-mail: willard.boothby@kirkland.com; michael.chung@kirkland.com and if to the Guaranteed Party, as provided in the Merger Agreement (or, in each case, to such other Persons or addresses as may be designated in writing by the party hereto to receive such notice as provided above). All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. New York City time on a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

8. Continuing Guarantee. Unless terminated pursuant to this Section 8, this Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and shall be binding on each Guarantor, its successors and permitted assigns until the Guaranteed Obligations have been indefeasibly paid and satisfied in full (subject to the Caps), at which time this Limited Guarantee shall terminate and no Guarantor shall have any further obligations under this Limited Guarantee. Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, this Limited Guarantee shall terminate and the Guarantors shall have no further obligations under or in connection with this Limited Guarantee as of the earliest of: (a) the Closing, if the Closing occurs, (b) the valid termination of the Merger Agreement in accordance with its terms by mutual written consent of the parties thereto or in circumstances where the Parent Termination Fee or Enforcement Expenses are not otherwise payable, (c) the date that is sixty (60) days following the termination of the Merger Agreement in accordance with its terms in circumstances where the Parent Termination Fee or Enforcement Expenses are payable (unless, in the case of this clause (c), the Guaranteed Party shall have commenced litigation against the Guarantors under and pursuant to this Limited Guarantee prior to such termination of this Limited Guarantee, in which case, this Limited Guarantee shall terminate upon the final, non-appealable resolution of such action and satisfaction by the Guarantors of any obligations finally determined or agreed to be owed by the Guarantors, consistent with the terms hereof), (d) the full performance of the Guaranteed Obligations hereunder and (e) the date of commencement of any litigation or other proceeding described in the last sentence of this Section 8 other than a Retained Claim. Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, in the event that the Guaranteed Party (or any of its Affiliates or their respective directors and officers claiming by, through, or on behalf of any of the foregoing) asserts in any litigation or other proceeding any of the following: (i) that the provisions of Section 1 hereof limiting the liability of the Guarantors to the Caps or the provisions of this Section 8 or Section 9 hereof or any other provision of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, (ii) that any Guarantor is liable in respect of the Guaranteed Obligations in excess of or to a greater extent than such Guarantor’s Individual Cap or that the Guarantors are collectively liable in respect of the Guaranteed Obligations in excess of or to a greater extent than the Aggregate Cap or (iii) any theory of liability (whether at law or in equity whether sounding in contract, tort, statute or otherwise, including, but not limited to, any theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, prevention, unfairness, undercapitalization, or any other theory) against any Non-Recourse Party (as defined in Section 9 hereof) with respect to this Limited Guarantee, the equity commitment letter by and among the Guarantors and Parent, dated as of the date hereof (the “Equity Commitment Letter”), the Merger Agreement, the Rollover Agreement, the Support Agreement or any other agreement or instrument delivered in connection with herewith or therewith or any of the transactions contemplated hereby or thereby (in each case, other than a Retained Claim (as defined in Section 9 hereof) asserted by the Guaranteed Party against the Non-Recourse Party or Non-Recourse Parties against which such Retained Claim may be asserted pursuant to Section 9), then: (x) the obligations of the Guarantors under or in connection with this Limited Guarantee shall terminate ab initio and be null and void; (y) if any Guarantor has previously made any payments under or in connection with this Limited Guarantee, such Guarantor shall be entitled to recover and retain such payments; and (z) none of the Guarantors or any other Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise or under any theory of liability, including, but not limited to, any theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, prevention, unfairness, undercapitalization, or any other theory) to the Guaranteed Party or any other Person in any way under or in connection with this Limited Guarantee, the Equity Commitment Letter, the Merger Agreement, or any other agreement or instrument delivered in connection with this Limited Guarantee, the Merger Agreement or any of the transactions contemplated hereby or thereby.

9. No Recourse. The Guaranteed Party acknowledges the separate corporate existence of Parent. The Guaranteed Party acknowledges and agrees that, as of the date hereof, the sole asset of Parent is cash in a de minimis amount and its rights under the Merger Agreement and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs pursuant to the Merger Agreement. Notwithstanding anything that may be expressed or implied in this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter, the Rollover Agreement, the Support Agreement, the Non-Disclosure Agreement or in any other agreement or instrument delivered under any of the foregoing or contemplated by any of the foregoing (collectively, the “Transaction Agreements”) or statement made, information provided or action taken in connection with, or that otherwise in any manner relates to, the transactions contemplated by any of the Transaction Agreements or the negotiation, execution, performance or breach of any Transaction Agreement (this Limited Guarantee, the other Transaction Agreements and such statements, information, actions, transactions, negotiations, breaches and other matters collectively, “Transaction-Related Matters”), and notwithstanding any equitable, common law or statutory right or claim that may be available to the Guaranteed Party or any of its Affiliates and their respective directors and officers, and notwithstanding the fact that each Guarantor may be a limited partnership, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, acknowledges and agrees, on behalf of itself and its Affiliates and their respective directors and officers, that:

(a) no Non-Recourse Party (as hereinafter defined) has or shall have any obligations (whether of an equitable, contractual, tort, statutory or other nature) under, in connection with or in any manner related to any Transaction-Related Matter, other than (i) the obligations of the Parent Parties under, and pursuant to the terms of, the Merger Agreement, (ii) the obligations of the Funds (as defined in the Equity Commitment Letter) and Parent under, and pursuant to the terms of, the Equity Commitment Letter, (iii) the obligations of the Guarantors under, and pursuant to the terms of, this Limited Guarantee and (iv) the obligations of Advent International, Ltd under, and pursuant to the terms of, the Non-Disclosure Agreement (claims made solely with respect to the specific obligations described in clauses (i) through (iv) of this Section 9(a), in each case, against the Person or Persons specified in such clauses, being referred to herein, collectively, as the “Retained Claims”);

(b) no recourse (whether under an equitable, contractual, tort, statutory or other claim or theory) under, in connection with or in any manner related to any Transaction-Related Matter shall be sought or had against (and, without limiting the generality of the foregoing, no liability shall attach to) any Non-Recourse Party, whether through Parent or any other Person interested in the transactions contemplated by any Transaction Agreement or otherwise, whether by or through theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, prevention, unfairness, undercapitalization, or any other attempt to avoid or disregard the entity form of any Non-Recourse Party, by or through a claim by or on behalf of the Guaranteed Party or any of its Affiliates, and their respective directors or officers, Parent or any other Person against any Non-Recourse Party, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law, or otherwise, except, in each case, for the Retained Claims; and

(c) neither the Guaranteed Party nor any of its Affiliates nor any of their respective directors or officers has relied on any statement, representation or warranty or assurance made by, or any action taken by, any Person in connection with or in any manner related to a Transaction-Related Matter, other than those representations and warranties made expressly by (i) the Guarantors in this Limited Guarantee, (ii) the Funds in the Equity Commitment Letter and (iii) the Parent Parties in the Transaction Agreements.

The Retained Claims shall be the sole and exclusive remedy (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) of the Guaranteed Party, all of its Affiliates and their respective directors or officers and any Person purporting to claim by or through any of them or for the benefit of any of them against any or all of the Non-Recourse Parties, in respect of any claims, liabilities or obligations arising in any way under, in connection with or in any manner related to any Transaction-Related Matter. To the fullest extent permitted by Law, the Guaranteed Party, on behalf of itself and its Affiliates and their respective directors and officers, hereby releases, remises and forever discharges all claims (other than the Retained Claims) that the Guaranteed Party or any of its Affiliates and their respective directors and officers has had, now has or might in the future have against any Non-Recourse Party arising in any way under, in connection with or to the extent related to any Transaction-Related Matter. The Guaranteed Party hereby covenants and agrees that, other than with respect to the Retained Claims, it shall not, and it shall cause its Affiliates and their respective directors and officers not to, institute any proceeding or bring any claim in any way under, in connection with or in any manner related to any Transaction-Related Matter (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against any Non-Recourse Party. Other than the Non-Recourse Parties, no Person other than the Guarantors and the Guaranteed Party shall have any rights or remedies under, in connection with or in any manner related to this Limited Guarantee or the transactions contemplated hereby.

As used herein, the term “Non-Recourse Parties” means each Guarantor and any and all former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, attorneys, members, managers, management companies, portfolio companies, general or limited partners, stockholders, representatives, assignees or Affiliates of such Guarantor (including but not limited to Parent and Merger Sub) and any and all former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interests, controlling persons, incorporators, directors, officers, employees, agents, attorneys, members, managers, management companies, portfolio companies, general or limited partners, stockholders, representatives, assignees or Affiliates of any of the foregoing, and any and all former, current or future direct or indirect heirs, executors, administrators, trustees, representatives, successors, assigns or agents of any of the foregoing, and the Financing Sources and any other providers of the Debt Financing.

For the avoidance of doubt, nothing herein is intended or shall be construed to affect the rights of the Parent or the Guarantors against any Financing Sources or any other providers of the Debt Financing, or the liability of any such parties to the Guarantor or Parent with respect to such matters.

10. Governing Law; Jurisdiction. This Limited Guarantee, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this Limited Guarantee or any of the transactions contemplated hereby or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the State of New York. In addition, each of the parties irrevocably agrees that any Action arising out of or relating to this Limited Guarantee will be brought and determined in the competent courts in the State of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Limited Guarantee and the transactions contemplated hereby. Each of the parties agrees not to commence any Action relating thereto except in the courts described above in New York, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein will constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Limited Guarantee or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Limited Guarantee, or the subject matter hereof, may not be enforced in or by such courts.

11. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.

12. Counterparts. This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13. Third Party Beneficiaries. This Limited Guarantee shall be binding upon, inure solely to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; except that as a material aspect of this Limited Guarantee the parties intend that all Non-Recourse Parties other than the Guarantors shall be, and such Non-Recourse Parties are, intended third party beneficiaries of this Limited Guarantee who may rely on and enforce the provisions of this Limited Guarantee that bar the liability, or otherwise protect the interests, of such Non-Recourse Parties.

14. Confidentiality.

This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the transactions contemplated by the Transaction Agreements. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except in the Transaction Agreements or with the written consent of the Guarantors; provided, that no such written consent is required for any disclosure of the existence or content of this Limited Guarantee by the Guaranteed Party: (a) to its Affiliates and its representatives (including the Guaranteed Party’s members and their respective representatives (provided, that they are subject to confidentiality obligations with respect to such disclosure)); (b) to the extent required by Law or a Governmental Entity (provided, in each case, that, to the extent legally permissible and reasonably practicable, the Guaranteed Party will provide the Guarantors an opportunity to review and comment, at their own expense, upon such proposed disclosure contemplated by this clause (b) in advance of such disclosure being made, and the Guaranteed Party will reasonably consider such comments before taking further action), (c) to the securityholders of a proxy statement or the Schedule 13E-3 by providing a copy of this Limited Guarantee, or (d) to the extent required in connection with the enforcement of rights under this Limited Guarantee and the Merger Agreement.

15. Miscellaneous.

(a) This Limited Guarantee together with the Equity Commitment Letter, the Support Agreement, the Rollover Agreement, the Non-Disclosure Agreement and the Merger Agreement, subject in each case, to the limitations set forth therein, set forth the entire understanding among the Guarantors or any of its Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates or their respective directors and officers, on the other hand with respect to the subject matter hereof. No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing and signed by the Guarantors and the Guaranteed Party.

(b) Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced without giving effect to the limitation of the amount payable by the Guarantors hereunder to the Caps provided in Section 1 hereof and to the provisions of Sections 8 and 9 hereof. Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Affiliates and representatives not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms.

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties hereto acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

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IN WITNESS WHEREOF, each of the Guarantors and the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

Advent Global Technology II

Advent Global Technology II Limited Partnership

Advent Global Technology II-B Limited Partnership

Advent Global Technology II-C Limited Partnership

By:	Advent Global Technology II GP Limited Partnership, General Partner

By:	Advent Global Technology II LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent Global Technology II-A SCSp

Advent Partners AGT II-C SCSp

By:	Advent Global Technology II GP S.à r.l, General Partner

By:	Advent Global Technology II LLC, Manager	By:	/s/ Justin Nuccio
Justin Nuccio, Manager

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Limited Guarantee]

Advent Partners AGT II Limited Partnership

Advent Partners AGT II-A Limited Partnership

Advent Partners AGT II-B Limited Partnership

By:	AP AGT II GP Limited Partnership, General Partner

By:	Advent Global Technology II LLC,General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Limited Guarantee]

Advent International GPE X

Advent International GPE X Limited Partnership

Advent International GPE X-B Limited Partnership

Advent International GPE X-C Limited Partnership

Advent International GPE X-G Limited Partnership

Advent Partners GPE X-C (Cayman) Limited Partnership

Advent Partners GPE X-C-1 (Cayman) Limited Partnership

By:	GPE X GP Limited Partnership, General Partner

By:	Advent International GPE X, LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

Advent International GPE X-A SCSp

Advent International GPE X-D SCSp

Advent International GPE X-E SCSp

Advent Partners GPE X-C SCSp

By:	GPE X GP S.à r.l., General Partner

By:	Advent International GPE X, LLC, Manager	By:	/s/ Justin Nuccio
Justin Nuccio, Manager

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

[Signature Page to Limited Guarantee]

Advent Partners GPE X Limited Partnership

Advent Partners GPE X-A Limited Partnership

Advent Partners GPE X-B Limited Partnership

Advent Partners GPE X-D Limited Partnership

By:	AP GPE X GP Limited Partnership, General Partner

By:	Advent International GPE X, LLC, General Partner

By:	Advent International, L.P., Manager

By:	Advent International GP, LLC, General Partner

By:	/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Vice President of Finance – Fund Administration

SAPIENS INTERNATIONAL CORPORATION N.V.

By:	/s/ Roni Al-Dor
	Name:	Roni Al-Dor
	Title:	Chief Executive Officer

By:	/s/ Roni Giladi
	Name:	Roni Giladi
	Title:	Chief Financial Officer

Schedule A

Guarantor:	Pro Rata Share:
Advent International GPE X Limited Partnership	25.662%
Advent International GPE X-C Limited Partnership	2.756%
Advent International GPE X-D SCSp	4.701%
Advent International GPE X-G Limited Partnership	17.771%
Advent Partners GPE X Limited Partnership	2.280%
Advent Partners GPE X-B Limited Partnership	0.421%
Advent Partners GPE X-C (Cayman) Limited Partnership	0.807%
Advent Partners GPE X-C-1 (Cayman) Limited Partnership	0.058%

Advent International GPE X-A SCSp	18.375%
Advent International GPE X-B Limited Partnership	6.333%
Advent International GPE X-E SCSp	3.336%
Advent Partners GPE X-A Limited Partnership	0.423%
Advent Partners GPE X-C SCSp	1.105%
Advent Partners GPE X-D Limited Partnership	0.062%

Advent Global Technology II Limited Partnership	4.080%
Advent Global Technology II-A SCSp	4.220%
Advent Global Technology II-B Limited Partnership	5.117%
Advent Global Technology II-C Limited Partnership	1.539%
Advent Partners AGT II Limited Partnership	0.383%
Advent Partners AGT II-A Limited Partnership	0.210%
Advent Partners AGT II-B Limited Partnership	0.106%
Advent Partners AGT II-C SCSp	0.255%